Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


        Beginning   January 1, 2000   and Ending   December 31, 2000
                 ---------------------          -----------------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU SERVICE, INC.
           ----------------------------------------------------------
                        (Exact Name of Reporting Company)


      A                    Subsidiary                    Service Company
       --------------------------------------------------
                  ("Mutual" or "Subsidiary")


                     Date of Incorporation April 30, 1970
                                           --------------
            If not Incorporated, Date of Organization
                                                      -------------


State or Sovereign Power under which Incorporated or Organized Pennsylvania
                                                               -------------


Location of Principal Executive Offices of Reporting Company:

                   300 Madison Avenue, Morristown, NJ  07962
                   -----------------------------------------


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                          310 Madison Avenue
P. R. Chatman           Assistant Comptroller            Morristown, NJ  07962
--------------------------------------------------------------------------------
     (Name)                   (Title)                          (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                        GPU, INC.  (File No. 049-00055)
-------------------------------------------------------------------------------

                                                                               1
                     INSTRUCTIONS FOR USE OF FORM U-13-60

       1. Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

       2. Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

       3. Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

       4. Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

       5. Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

       6. Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

       7. Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

       8. Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

       9. Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                              2
--------------------------------------------------------------------------------
  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                        Page
  ---------------------------------------------                        Number

--------------------------------------------------------------------------------
  Description of Schedules and Accounts         Schedule or Account
                                                      Number
-------------------------------------------------------------------------------

  COMPARATIVE BALANCE SHEET                           Schedule I        4-5
  -------------------------
      SERVICE COMPANY PROPERTY                        Schedule II       6-7
      ACCUMULATED PROVISION FOR DEPRECIATION AND
      AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
      INVESTMENTS                                     Schedule IV        9
      ACCOUNTS RECEIVABLE FROM ASSOCIATE
      COMPANIES                                       Schedule V       10-10C
      FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI       11
      STORES EXPENSE UNDISTRIBUTED                    Schedule VII      12
      MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII     13
      MISCELLANEOUS DEFERRED DEBITS                   Schedule IX       14
      RESEARCH, DEVELOPMENT, OR DEMONSTRATION
      EXPENDITURES                                    Schedule X        15
      PROPRIETARY CAPITAL                             Schedule XI       16
      LONG-TERM DEBT                                  Schedule XII      17
      CURRENT AND ACCRUED LIABILITIES                 Schedule XIII     18
      NOTES TO FINANCIAL STATEMENTS                   Schedule XIV      19
  COMPARATIVE INCOME STATEMENT                        Schedule XV       20
  ----------------------------
      ANALYSIS OF BILLING --ASSOCIATE COMPANIES       Account 457       21
      ANALYSIS OF BILLING --NONASSOCIATE COMPANIES    Account 458       22
      ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
      AND NONASSOCIATE COMPANIES                      Schedule XVI      23
      SCHEDULE OF EXPENSE BY DEPARTMENT OR
      SERVICE FUNCTION                                Schedule XVII    24-25
      DEPARTMENTAL ANALYSIS OF SALARIES               Account 920       26
      OUTSIDE SERVICES EMPLOYED                       Account 923      27-27G
      EMPLOYEE PENSIONS AND BENEFITS                  Account 926       28
      GENERAL ADVERTISING EXPENSES                    Account 930.1    29-29A
      MISCELLANEOUS GENERAL EXPENSES                  Account 930.2     30
      RENTS                                           Account 931       31
      TAXES OTHER THAN INCOME TAXES                   Account 408       32
      DONATIONS                                       Account 426.1     33
      OTHER DEDUCTIONS                                Account 426.5     34
      NOTES TO STATEMENT OF INCOME                    Schedule XVIII    35


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                          Page
  --------------------------------------------                          Number
--------------------------------------------------------------------------------

Description of Reports or Statements
--------------------------------------------------------------------------------

  ORGANIZATION CHART                                                     36
  ------------------




  METHODS OF ALLOCATION                                                  37
  ---------------------




  ANNUAL STATEMENT OF COMPENSATION FOR USE                               38
  ----------------------------------------
  OF CAPITAL BILLED
  -----------------




  VENTURE DISCLOSURES                                                    39
  -------------------






  NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                             4
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------
--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                  -------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

-----------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                 As of December 31
------------------------------------------              ---------------------
                                                          CURRENT      PRIOR
                                                        -----------  --------
  SERVICE COMPANY PROPERTY
  ------------------------

101   Service Company property (Schedule II)            $  72,993   $  80,165
107   Construction work in progress (Schedule II)               -           -
                                                          -------     -------
            Total Property                                 72,993      80,165

108   Less accumulated provision for depreciation
      and amortization of service company
      property (Schedule III)                              28,409      34,232
                                                          -------     -------

            Net Service Company Property                   44,584      45,933
                                                          -------     -------

  INVESTMENTS
  -----------

123   Investments in associate companies (Schedule IV)          -           -
124   Other investments (Schedule IV)                      45,122      42,821
                                                          -------     -------
            Total Investments                              45,122      42,821
                                                          -------     -------

  CURRENT AND ACCRUED ASSETS
  --------------------------

131   Cash                                                  4,954         367
134   Special deposits                                        274         323
135   Working funds                                           745         338
136   Temporary cash investments (Schedule IV)                  -           -
141   Notes receivable                                          -           -
143   Accounts receivable                                  17,927      31,693
144   Accumulated provision for uncollectible accounts          -          72
146   Accounts receivable from associate
      companies (Schedule V)                              106,518     138,275
152   Fuel stock expenses undistributed (Schedule VI)           -           -
154   Materials and supplies                               58,943      58,081
163   Stores expense undistributed (Schedule VII)               -           -
165   Prepayments                                          25,520      28,919
171   Interest Receivable                                       -           -
174   Miscellaneous current and accrued
      assets (Schedule VIII)                                    -           -
                                                          -------     -------
            Total Current and Accrued Assets              214,881     258,068
                                                          -------    --------

  DEFERRED DEBITS
  ---------------

181   Unamortized debt expense                                  3          16
184   Clearing accounts                                     1,040       3,014
186   Miscellaneous deferred debits (Schedule IX)           4,152       6,180
188   Research, development, or demonstration
      expenditures (Schedule X)                                 -           -
190   Accumulated deferred income taxes                   100,069     112,391
                                                          -------    --------
            Total Deferred Debits                         105,264     121,601
                                                          -------    --------

            TOTAL ASSETS AND OTHER DEBITS                $409,851    $468,423
                                                          =======     =======

                                                                              5
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------
--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------
--------------------------------------------------------------------------------


ACCOUNT         LIABILITIES AND PROPRIETARY CAPITAL       As of December 31
---------------------------------------------------     -------------------
                                                        CURRENT      PRIOR
                                                        --------     ------
 PROPRIETARY CAPITAL
 -------------------

201    Common stock issued (Schedule XI)                $     50   $     50
211    Miscellaneous paid-in-capital (Schedule XI)             -          -
215    Retained earnings / Accumulated other
       comprehensive income /(loss) (Schedule XI)         (1,862)     1,740
216    Unappropriated retained earnings (Schedule XI)          -          -
                                                         -------    -------
            Total Proprietary Capital                     (1,812)     1,790
                                                         -------    -------


 LONG-TERM DEBT
 --------------

223    Advances from associate companies (Schedule XII)         -          -
224    Other long-term debt  (Schedule XII)                22,000     22,000
225    Unamortized premium on long-term debt                    -          -
226    Unamortized discount on long-term debt-debit             -          -
                                                          -------    -------
            Total Long-term Debt                           22,000     22,000
                                                          -------    -------

 CURRENT AND ACCRUED LIABILITIES
 -------------------------------

231    Notes payable                                            -          -
232    Accounts payable                                   110,946    124,071
233    Notes payable to associate
       companies (Schedule XIII)                           48,266     48,266
234    Accounts payable to associate
       companies (Schedule XIII)                                -      2,881
236    Taxes accrued                                            -          -
237    Interest accrued                                       178         97
238    Dividends declared                                       -          -
241    Tax collections payable                                498          -
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                         58,515    104,327
                                                          -------    -------
            Total Current and Accrued Liabilities         218,403    279,642
                                                          -------    -------

 DEFERRED CREDITS
 ----------------

253    Other deferred credits                             154,902    149,670
255    Accumulated deferred investment tax credits              -          -
                                                          -------    -------
            Total Deferred Credits                        154,902    149,670
                                                          -------    -------

282    ACCUMULATED DEFERRED INCOME TAXES                   16,358     15,321
       ---------------------------------                  -------    -------

            TOTAL LIABILITIES AND PROPRIETARY            $409,851   $468,423
                                                          =======    =======
            CAPITAL

                                                                              6
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------
                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------


                    SCHEDULE II - SERVICE COMPANY PROPERTY
                    --------------------------------------
--------------------------------------------------------------------------------
                        BALANCE AT          RETIREMENTS    OTHER     BALANCE AT
                        BEGINNING  ADDITIONS    OR       CHANGES 1/  CLOSE OF
      DESCRIPTION        OF YEAR               SALES             _   YEAR
--------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION        $    49 $     -    $     -    $     -    $    49

303   MISCELLANEOUS
      INTANGIBLE PLANT        666     114          -          -        780

304   LAND & LAND RIGHT       320       -          -          -        320

305   STRUCTURES AND
      IMPROVEMENTS         38,513      87          -          -     38,600

306   LEASEHOLD
      IMPROVEMENTS              -       -          -          -          -

307   EQUIPMENT 2/         34,466   2,902      8,821          -     28,547
                -

308   OFFICE FURNITURE
      AND EQUIPMENT         3,600     127      1,952        177      1,952

309   AUTOMOBILES, OTHER
      VEHICLES AND
      RELATED GARAGE
      EQUIPMENT                 -       -          -          -          -

310   AIRCRAFT AND
      AIRPORT EQUIPMENT         -       -          -          -          -

311   OTHER SERVICE
      COMPANY PROPERTY 3/   2,551     371          -       (177)     2,745
                       -   -----------------------------------------------

      SUB-TOTAL            80,165   3,601     10,773          -     72,993
                           -----------------------------------------------

107   CONSTRUCTION WORK
      IN PROGRESS 4/            -       -          -          -          -
                  -
                           -----------------------------------------------
     TOTAL                $80,165 $ 3,601    $10,773     $     -   $72,993
                           ===============================================


--------------------------------------------------------------------------------
1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-     N/A
--------------------------------------------------------------------------------

                                                                              7
                             SCHEDULE II - CONTINUED
                             -----------------------

--------------------------------------------------------------------------------
2/ SUBACCOUNTS  ARE  REQUIRED  FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
   COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
--------------------------------------------------------------------------------
                                                                   BALANCE AT
                 SUBACCOUNT DESCRIPTION               ADDITIONS     CLOSE OF
                                                                      YEAR
--------------------------------------------------------------------------------

   COMMUNICATIONS EQUIPMENT (MICROWAVE & TELEPHONE)   $     -      $ 2,239

   DATA PROCESSING EQUIPMENT                                -       19,853

   DISPATCHING EQUIPMENT                                    -          811

   LOAD RESEARCH EQUIPMENT                                  -            -

   MISCELLANEOUS EQUIPMENT                                  -           39

   PERSONAL COMPUTER                                    2,902        5,605




                                                       ------       ------
                                            TOTAL     $ 2,902      $28,547
                                                       ======       ======


--------------------------------------------------------------------------------
3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-    Photographic, Mailing Equipment, HVA System, Security System

--------------------------------------------------------------------------------


4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-    N/A
--------------------------------------------------------------------------------

                                                                              8
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


--------------------------------------------------------------------------------
                              SCHEDULE III
                              ------------
               ACCUMULATED PROVISION FOR DEPRECIATION AND
                AMORTIZATION OF SERVICE COMPANY PROPERTY
                ----------------------------------------
--------------------------------------------------------------------------------
                     BALANCE AT  ADDITIONS                            BALANCE AT
                     BEGINNING   CHARGED                 OTHER CHANGES  CLOSE OF
DESCRIPTION          OF YEAR        TO      RETIREMENTS  ADD (DEDUCT)1/   YEAR
                                ACCOUNT 403                       -

-----------------------------------------------------------------------------

Account

301  ORGANIZATION       $     -    $    -    $    -        $   -     $     -

303  MISCELLANEOUS
     INTANGIBLE PLANT        39       148         -            -         187

304  LAND & LAND RIGHTS       -         -         -            -          -

305  STRUCTURES AND
     IMPROVEMENTS        12,851       900         -         (114)     13,637

306  LEASEHOLD
     IMPROVEMENTS             -         -         -            -           -

307  EQUIPMENT           17,965     3,697     8,821           17      12,858

308  OFFICE FURNITURE
     AND FIXTURES         2,829       198     1,952            -       1,075

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT               -          -         -            -          -

310  AIRCRAFT AND
     AIRPORT EQUIPMENT       -          -         -            -          -

311  OTHER SERVICE
     COMPANY PROPERTY       548       104         -            -         652





                         ------     -----    ------         ----      ------
                        $34,232    $5,047   $10,773        $ (97)    $28,409
                         ======     =====    ======         ====      ======
--------------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-     N/A
--------------------------------------------------------------------------------

                                                                            9
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                           SCHEDULE IV - INVESTMENTS
                            -------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS:   Complete the following schedule concerning investments.

                Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                Under Account 136, "Temporary Cash Investments", list each investment separately.

--------------------------------------------------------------------------------
                                                    BALANCE AT    BALANCE AT
         DESCRIPTION                                 BEGINNING    CLOSE OF
                                                      OF YEAR        YEAR
--------------------------------------------------------------------------------


ACCOUNT 123-INVESTMENT IN ASSOCIATE COMPANIES


              NONE




ACCOUNT 124 - OTHER INVESTMENTS


         COMPANY OWNED LIFE INSURANCE -
           CASH SURRENDER VALUE                         $29,332     $31,155


         RABBI TRUST                                     11,203      11,653


         HEALTH CARE RESERVE                              2,286       2,314



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


         NONE


                                                          ------     ------
         TOTAL                                          $ 42,821    $45,122
                                                          ======     ======
--------------------------------------------------------------------------------

                                                                              10
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
           ---------------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                     BALANCE AT   BALANCE AT
         DESCRIPTION                                 BEGINNING    CLOSE OF
                                                       OF YEAR       YEAR
--------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES


     GPU, INC.                                        $11,328     $ 27,854
     GPU NUCLEAR, INC.                                      -        1,956
     GPU ADVANCED RESOURCES, INC.                          35           41
     GPU TELCOM SERVICES, INC.                            391        1,726
     JERSEY CENTRAL POWER & LIGHT COMPANY              49,221       25,869
     METROPOLITAN EDISON COMPANY                       24,493       42,126
     PENNSYLVANIA ELECTRIC COMPANY                     50,622        5,920
     MYR GROUP, INC.                                        -          545
     GPU INTERNATIONAL, INC.                            1,691            -
     GPU POWER, INC.                                      311            -
     GPU CAPITAL, INC.                                    183          481







                                                       -------     -------
                                      TOTAL          $138,275     $106,518
                                                      =======      =======

--------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                  PAYMENTS
                                                                  --------
     INTERCHANGE TRANSACTIONS
     ------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $ 367,484
     METROPOLITAN EDISON COMPANY                                    153,567
     PENNSYLVANIA ELECTRIC COMPANY                                  221,713

                                                                            10A
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
            ---------------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS (Cont'd):        TOTAL
                                                                  PAYMENTS
                                                                  --------

     OUTSIDE SERVICES EMPLOYED - OTHER
     ---------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $ 59,199
     METROPOLITAN EDISON COMPANY                                    21,727
     PENNSYLVANIA ELECTRIC COMPANY                                  23,232
     GPU, INC.                                                         859

     OUTSIDE SERVICES EMPLOYED - LEGAL
     ---------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  6,835
     METROPOLITAN EDISON COMPANY                                     1,449
     PENNSYLVANIA ELECTRIC COMPANY                                   2,364

     OUTSIDE SERVICES EMPLOYED - TREE TRIMMING
     -----------------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $ 15,534
     METROPOLITAN EDISON COMPANY                                     6,699
     PENNSYLVANIA ELECTRIC COMPANY                                   9,194

     OUTSIDE DIRECTOR COSTS
     ----------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $     67
     METROPOLITAN EDISON COMPANY                                        33
     PENNSYLVANIA ELECTRIC COMPANY                                      17
     GPU, INC.                                                         473

     MATERIALS AND SUPPLIES
     ----------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $ 39,154
     METROPOLITAN EDISON COMPANY                                    12,633
     PENNSYLVANIA ELECTRIC COMPANY                                  12,347

     LEASE/RENTAL PAYMENTS
     ---------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $ 16,883
     METROPOLITAN EDISON COMPANY                                     5,387
     PENNSYLVANIA ELECTRIC COMPANY                                   8,337

     COMPUTER HARDWARE, SOFTWARE & SUPPLIES
     --------------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  6,044
     METROPOLITAN EDISON COMPANY                                     3,980
     PENNSYLVANIA ELECTRIC COMPANY                                   2,760

                                                                           10B
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
           ---------------------------------------------------------
--------------------------------------------------------------------------------


INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS (Cont'd):         TOTAL
                                                                   PAYMENTS
                                                                   --------

     TELECOMMUNICATIONS EQUIPMENT & SERVICES
     ---------------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  4,655
     METROPOLITAN EDISON COMPANY                                     2,853
     PENNSYLVANIA ELECTRIC COMPANY                                   3,004

     ADVERTISING
     -----------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  4,385
     METROPOLITAN EDISON COMPANY                                     1,494
     PENNSYLVANIA ELECTRIC COMPANY                                   1,532

     BANK FEES
     ---------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $    238
     METROPOLITAN EDISON COMPANY                                       130
     PENNSYLVANIA ELECTRIC COMPANY                                     168

     LICENSES, PERMITS AND REGULATIONS
     ---------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  1,378
     METROPOLITAN EDISON COMPANY                                       432
     PENNSYLVANIA ELECTRIC COMPANY                                     745

     CUSTOMER REBATES/INCENTIVES
     ---------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  4,832
     METROPOLITAN EDISON COMPANY                                         -
     PENNSYLVANIA ELECTRIC COMPANY                                       6

     INTEREST EXPENSES
     -----------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $150,787
     METROPOLITAN EDISON COMPANY                                    70,655
     PENNSYLVANIA ELECTRIC COMPANY                                  54,799

                                                                           10C
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


--------------------------------------------------------------------------------
           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

--------------------------------------------------------------------------------
INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS (Cont'd):        TOTAL
                                                                  PAYMENTS
                                                                  --------

     DIVIDENDS
     ---------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $465,000
     METROPOLITAN EDISON COMPANY                                   340,000
     PENNSYLVANIA ELECTRIC COMPANY                                 215,000
     GPU, INC.                                                     262,761

     LEGAL SETTLEMENT
     ----------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  1,705
     METROPOLITAN EDISON COMPANY                                         4
     PENNSYLVANIA ELECTRIC COMPANY                                     482

     UNCOLLECTIBLE ACCOUNTS
     ----------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $      -
     METROPOLITAN EDISON COMPANY                                     1,537
     PENNSYLVANIA ELECTRIC COMPANY                                   2,166

     POSTAGE
     -------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $  3,221
     METROPOLITAN EDISON COMPANY                                     1,441
     PENNSYLVANIA ELECTRIC COMPANY                                   1,768

     MISCELLANEOUS CUSTOMER EXPENSES
     -------------------------------
     JERSEY CENTRAL POWER & LIGHT COMPANY                         $     86
     METROPOLITAN EDISON COMPANY                                     1,393
     PENNSYLVANIA ELECTRIC COMPANY                                   1,928



                                                                 ---------
                                              TOTAL PAYMENTS    $2,598,556
                                                                 =========

--------------------------------------------------------------------------------

                                                                            11
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                -----------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to
                fuel  stock  expenses   during  the  year  and  indicate  amount
                attributable to each associate company. Under the section headed
                "Summary" listed below give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------
         DESCRIPTION                           LABOR     EXPENSES     TOTAL

--------------------------------------------------------------------------------
ACCOUNT 152 -FUEL STOCK EXPENSES UNDISTRIBUTED


              NONE





                                               -----       -----      -----
                                  TOTAL          -           -          -
                                               =====       =====      =====

--------------------------------------------------------------------------------
SUMMARY:

--------------------------------------------------------------------------------

                                                                             12
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                  -------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------
      DESCRIPTION                               LABOR       EXPENSES   TOTAL

--------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED



               None




                                               -----       -----      -----
                                  TOTAL       $  -        $  -       $  -
                                               =====       =====      =====




--------------------------------------------------------------------------------

                                                                            13
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                  SCHEDULE VIII
                                  -------------
                   MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                   ----------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                      BALANCE AT   BALANCE AT
      DESCRIPTION                                     BEGINNING      CLOSE OF
                                                       OF YEAR        YEAR
--------------------------------------------------------------------------------

ACCOUNT 174 -  MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS


               NONE




                                                        ------        ------

                                      TOTAL                -             -
                                                        ======        ======
--------------------------------------------------------------------------------

                                                                            14
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                  -------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                   BALANCE AT    BALANCE AT
               DESCRIPTION                         BEGINNING     CLOSE OF
                                                    OF YEAR        YEAR
--------------------------------------------------------------------------------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


     Stock Plan                                      $3,371      $ 1,757

     Procurement Cards                                  590          469

     Unclassified Charges by Associates               1,427         (56)

     Excess Pension Plan Minimum Liability
         Recognition                                    629        1,506

     Misc. Billing Adjustments                          163          466






                                                      -----        -----
                                      TOTAL          $6,180       $4,142
                                                      =====        =====
--------------------------------------------------------------------------------

                                                                             15
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


--------------------------------------------------------------------------------
                                   SCHEDULE X
                                   ----------
              RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
              ---------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:   Provide a description of each material research, development, or demonstration project, which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------
         DESCRIPTION                                               AMOUNT

--------------------------------------------------------------------------------

ACCOUNT 188 -   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                EXPENDITURES

                NONE





                                                                  -------
                                                     TOTAL       $  -
                                                                  =======
--------------------------------------------------------------------------------

                                                                            16
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

----------------------------------------------------------------------------------------------------------------
                                         SCHEDULE XI - PROPRIETARY  CAPITAL
----------------------------------------------------------------------------------------------------------------
                                                NUMBER OF       PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER    CLASS OF STOCK                 SHARES              VALUE       -------------------------------
                                               AUTHORIZED         PER SHARE      NO. OF SHARES     TOTAL AMOUNT
----------------------------------------------------------------------------------------------------------------
   201           COMMON STOCK ISSUED             5,000               $10  *             5,000          $50,000*
----------------------------------------------------------------------------------------------------------------

   INSTRUCTIONS:   Classify  amounts in each account  with brief  explanation, disclosing the general nature of transactions which gave rise to the reported amounts.



----------------------------------------------------------------------------------------------------------------
                  DESCRIPTION                                                                          AMOUNT
----------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                             NONE

ACCOUNT 215 - RETAINED EARNINGS /ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS):
                  Net Unrealized Gain on Rabbi Trusts                                                  $ 1,740
                  Minimum Pension Liability                                                             (3,602)
                                                                                                        ------
                                                                                           TOTAL       $(1,862)
                                                                                                        ======



   INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year,  distinguishing  between  compensation for the use of
                   capital  owed  or  net  loss   remaining   from   servicing
                   nonassociates  per the General  Instructions of the Uniform
                   System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.



----------------------------------------------------------------------------------------------------------------
                                                       BALANCE AT      NET INCOME                 BALANCE AT
         D E S C R I P T I O N                          BEGINNING         OR        DIVIDENDS     CLOSE OF
                                                        OF YEAR         (LOSS)        PAID          YEAR
----------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                  NONE

                                                         -----           -----       -----          -----
                                          TOTAL         $  -            $  -        $  -           $  -
                                                         =====           =====       =====          =====

      * In whole dollars.


                                                                            17
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------


                                           SCHEDULE XII- LONG-TERM DEBT
-----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Advances from associate  companies  should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
              224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------

                        TERMS OF OBLIG    DATE                           BALANCE AT                1/        BALANCE AT
  NAME OF CREDITOR      CLASS & SERIES     OF      INTEREST    AMOUNT    BEGINNING                 -          CLOSE
                        OF OBLIGATION    MATURITY    RATE    AUTHORIZED  OF YEAR     ADDITIONS   DEDUCTIONS   OF YEAR
-----------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
            COMPANIES:

                           NONE


ACCOUNT 224 - OTHER LONG-TERM DEBT:

      First National Bank of Chicago      4/1/01     Variable             $22,000    $   -       $   -        $22,000





-----------------------------------------------------------------------------------------------------------------------

1/  GIVE AN EXPLANATION OF DEDUCTIONS:
            NONE

-----------------------------------------------------------------------------------------------------------------------

                                                                            18
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:   Provide balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                      BALANCE AT   BALANCE AT
         DESCRIPTION                                  BEGINNING      CLOSE OF
                                                       OF YEAR        YEAR
------------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
     JERSEY CENTRAL POWER & LIGHT COMPANY               $20,333      $20,333
     METROPOLITAN EDISON COMPANY                         12,418       12,418
     PENNSYLVANIA ELECTRIC COMPANY                       15,515       15,515
                                                         ------       ------
                                          TOTAL        $ 48,266      $48,266
                                                         ======       ======

--------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
     GPU NUCLEAR, INC.                                  $ 2,881           -
                                                         ------      -------
                                          TOTAL         $ 2,881      $    -
                                                         ======      =======

--------------------------------------------------------------------------------
ACCOUNT 242 -MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

ACCRUALS
           - EMPLOYEE HEALTHCARE AND
              OTHER BENEFITS                            $ 2,002     $  1,578
           - INTERCHANGE POWER                              (60)         (75)
           - INCENTIVE COMPENSATION                      50,685        9,461
           - OFFICERS' DEFERRED COMPENSATION
              AND COMPANY OWNED LIFE INSURANCE            9,235        9,559
           - SEVERANCE PAY                                6,352            -
           - WORKMEN'S COMPENSATION                         102           96
           - VACATION                                    29,938       31,606
           - SICK LEAVE                                   5,838        6,168
           - HURRICANE FLOYD                                250            -
           - OTHER                                          (15)         122
                                                         -------      ------
                                           TOTAL      $ 104,327     $ 58,515
                                                        =======       ======

--------------------------------------------------------------------------------

                                                                            19
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                  SCHEDULE XIV
                                  ------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------
      On May 6, 1998, GPU, Inc. ("GPU") and the GPU Energy companies filed an Application on Form U-1 (SEC File No. 070-09201) seeking Securities and Exchange Commission ("SEC") approval for the GPU Energy companies to enter into a new services agreement ("New Services Agreement") with GPU Service, Inc. ("GPUS") (Amendment No. 4 to SEC File No. 070-09201, dated as of January 22, 1999, essentially replaces the original May 6, 1998 filing). The New Services Agreement, would, among other things, permit GPUS to perform expanded services on behalf of the GPU Energy companies as set forth in the Application. Although GPU and the GPU Energy companies are still awaiting an SEC order with respect to this Application, the expanded service company approach has already been implemented, effective January 1, 1999.

      As a result of the expanded service company approach, substantially all of the GPU Energy companies' personnel, including the union personnel, were transferred to GPUS, effective January 1, 1999. For this purpose, GPUS has created an Operations Division, which includes substantially all of the employees of the GPU Energy companies who were transferred to GPUS. The Operations Division was further reorganized in 1999 from a function-based organization to one based on core business processes. The personnel involved in corporate, treasury, legal, accounting and certain other functions continue to perform these same corporate services in what has become the Governance Division within GPUS. The purchasing and inventory functions for the transmission and distribution business were also assumed by GPUS, such that equipment and materials are acquired and inventoried by GPUS and sold to the appropriate GPU Energy company, at cost, as and when needed.

      In their Application, GPU and the GPU Energy companies sited various business reasons that led them to implement this expanded service company approach. The Application identifies the need to replace most of the existing information systems due in part to the Year 2000 issue and customer choice legislation enacted in New Jersey and Pennsylvania (GPU and the GPU Energy companies determined that it would be in their best interest and the best interests of their customers to purchase and install SAP enterprise software). In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, GPU and the GPU Energy companies concluded that it was necessary to formally combine their human, technical, material and operational resources into a single service company entity. GPU and the GPU Energy companies believe the expanded service company approach allows for the most effective use of the new integrated information system and minimizes the need for costly and complex customization of the core components of the SAP system.

                                                                             20
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                                   SCHEDULE XV
                                   -----------
                               STATEMENT OF INCOME
                               -------------------
--------------------------------------------------------------------------------

ACCOUNT            DESCRIPTION                      CURRENT YEAR  PRIOR YEAR

--------------------------------------------------------------------------------
    INCOME
    ------

457       Services rendered to associate companies   $606,838     $693,608
458       Services rendered to nonassociate
            companies                                   5,419        2,868
421       Miscellaneous income or loss                     68          (16)
                                                      -------      -------

                Total Income                          612,325      696,460
                                                      -------      -------

    EXPENSE
    -------

920       Salaries and wages                          361,316      371,358
921       Office supplies and expenses                 93,212      108,909
922       Administrative expense transferred -
            credit                                          -            -
923       Outside services employed                    40,536       68,523
924       Property insurance                              262          153
925       Injuries and damages                          5,570        4,608
926       Employee pensions and benefits               52,350       77,834
928       Regulatory commission expense                     -            -
930.1     General advertising expenses                  1,178        2,490
930.2     Miscellaneous general expenses                1,732        8,675
931       Rents                                         6,569        4,687
932       Maintenance of structures and equipment       2,755        3,895
403       Depreciation and amortization expense         5,048        4,506
408       Taxes other than income taxes                30,350       28,040
409       Income taxes                                (13,874)       9,217
410       Provision for deferred income taxes          21,158        8,291
411       Provision for deferred income taxes -
            credit                                     (6,786)     (16,811)
411.5     Investment tax credit                             -            -
426.1     Donations                                     1,824        4,908
426.5     Other deductions                              4,062        2,145
427       Interest on long-term debt                    1,525        1,215
430       Interest on debt to associate
            companies                                   2,663        2,808
431       Other interest expense                          875        1,009
                                                      ---------    -------

               Total Expense                          612,325      696,460
                                                      -------      -------

               Net Income or (Loss)                  $      -     $      -
                                                      =======      =======
--------------------------------------------------------------------------------









                                                                          21
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                      -------------------

                      For the Year Ended December 31, 2000
                                         -----------------
--------------------------------------------------------------------------------

                                ANALYSIS OF BILLING
                                -------------------
                                ASSOCIATE COMPANIES
                                    ACCOUNT 457
--------------------------------------------------------------------------------
                             DIRECT      INDIRECT    COMPENSATION    TOTAL
                             COSTS        COSTS        FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY    CHARGED     CHARGED     OF CAPITAL      BILLED
                             -------     --------    ------------
                              457-1       457-2        457-3
------------------------------------------------------------------------------


GPU, INC.                    $  2,547     $ 9,693    $   -         $ 12,240

JERSEY CENTRAL POWER
  & LIGHT COMPANY             226,028      65,903        -          291,931

PENNSYLVANIA ELECTRIC
  COMPANY                     109,400      54,014        -          163,414

METROPOLITAN EDISON
  COMPANY                      78,463      45,930        -          124,393

GPU NUCLEAR, INC.               1,996       2,131        -            4,127

GPU INTERNATIONAL, INC.           730       3,046        -            3,776

GPU POWER, INC.                   315         -          -              315

GPU ELECTRIC, INC.              1,139         -          -            1,139

GPU ADVANCED RESOURCES, INC.      150         114        -              264

MYR                               545         -          -              545

GPU TELCOM SERVICES, INC.       4,694         -          -            4,694




                              ---------------------------------------------
TOTAL                        $426,007    $180,831    $   -         $606,838
                              =======    ========   ======          =======




                                                                                                         22


                                                    ANNUAL REPORT OF GPU SERVICE, INC.
                                                                     -----------------

                                                   For the Year Ended December 31, 2000
                                                                      -----------------

-----------------------------------------------------------------------------------------------------------------------------
                                                             ANALYSIS OF BILLING
                                                             -------------------
                                                           NONASSOCIATE COMPANIES
                                                                 ACCOUNT 458
-----------------------------------------------------------------------------------------------------------------------------

                                                 DIRECT          INDIRECT       COMPENSATION             EXCESS
                                                  COSTS           COSTS           FOR USE                 OR
NAME OF NONASSOCIATE COMPANY                     CHARGED         CHARGED         OF CAPITAL           DEFICIENCY       TOTAL
                                                 -------         -------        ----------    TOTAL    ----------      AMOUNT
                                                  458-1           458-2            458-3      COST        458-4        BILLED
                                              -------------------------------------------------------------------------------
* Consumers Water Companies (A)                  $  121            $  9              $ -      $  130        $25        $  155
  Utilities Employees Credit Union (B)              116               -                -         116          -           116
  PJM Leasing Charges (B)                             3               -                -           3          -             3
  Sithe Continuing Service (C)                    2,365               -                -       2,365      1,699         4,064
  Amergen Continuing Service (C)                   (246)              -                -        (246)       123          (123)
  Sithe Pre-Closing Service (C)                   1,238             102                -       1,340       (136)        1,204


                                                  -----             ---               ---      -----     ------         -----

                                  TOTAL          $3,597            $111              $ -      $3,708     $1,711        $5,419
                                                  =====             ===               ===      =====     ======         =====

-----------------------------------------------------------------------------------------------------------------------------

INSTRUCTION:  Provide a brief  description  of the  services  rendered to each nonassociated company:


(A)  Billing Services
(B)  Computer Services
(C)  IT Services

-----------------------------------------------------------------------------------------------------------------------------

         * See Descriptions of Activities on page 39.




                                                                                                         23

                                        ANNUAL REPORT OF GPU SERVICE, INC.
                                                       -------------------
                                        For the Year Ended December 31, 2000
                                                           -----------------
------------------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE XVI
                                                    ------------
                                            ANALYSIS OF CHARGES FOR SERVICE
                                            -------------------------------
                                          ASSOCIATE AND NONASSOCIATE COMPANIES
                                          ------------------------------------
------------------------------------------------------------------------------------------------------------------------------

                                      ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                     --------------------------    -----------------------------  ----------------------------
                                      DIRECT     INDIRECT           DIRECT     INDIRECT           DIRECT   INDIRECT
        DESCRIPTION OF ITEMS            COST       COST    TOTAL     COST        COST    TOTAL     COST        COST      TOTAL
------------------------------------------------------------------------------------------------------------------------------


920   SALARIES AND WAGES            $232,613   $128,703   $361,316                              $232,613   $128,703   $361,316
921   OFFICE SUPPLIES & EXPENSES     102,686    (14,893)    87,793    $5,308     $111   $5,419   107,994    (14,782)    93,212
922   ADMINISTRATIVE EXPENSE
        TRANSFERRED-CREDIT
923   OUTSIDE SERVICES EMPLOYED        7,665     32,871     40,536                                 7,665     32,871     40,536
924   PROPERTY INSURANCE                 205         57        262                                   205         57        262
925   INJURIES AND DAMAGES             5,787       (217)     5,570                                 5,787       (217)     5,570
926   EMPLOYEE PENSIONS & BENEFITS    25,615     26,735     52,350                                25,615     26,735     52,350
928   REG. COMMISSION EXPENSE
930.1 GENERAL ADVERTISING EXPENSES     1,534       (356)     1,178                                 1,534       (356)     1,178
930.2 MISC. GENERAL EXPENSES           2,449       (717)     1,732                                 2,449       (717)     1,732
931   RENTS                           21,220    (14,651)     6,569                                21,220    (14,651)     6,569
932   MAINTENANCE OF STRUCTURES
        AND EQUIPMENT                  2,185        570      2,755                                 2,185        570      2,755
403   DEPRECIATION & AMORTIZATION
        EXPENSE                                   5,048      5,048                                            5,048      5,048
408   TAXES OTHER THAN INCOME TAXES   18,374     11,976     30,350                                18,374     11,976     30,350
409   INCOME TAXES                              (13,874)   (13,874)                                         (13,874)   (13,874)
410   PROVISION FOR DEFERRED
          INCOME TAXES                           21,158     21,158                                           21,158     21,158
411   PROVISION FOR DEFERRED
          INCOME TAXES - CREDIT                  (6,786)    (6,786)                                          (6,786)    (6,786)
411.5 INVESTMENT TAX CREDIT
426.1 DONATIONS                        1,703        121      1,824                                 1,703        121      1,824
426.5 OTHER DEDUCTIONS                 1,303      2,759      4,062                                 1,303      2,759      4,062
427   INTEREST ON LONG-TERM DEBT                  1,525      1,525                                            1,525      1,525
431   OTHER INTEREST EXPENSE               6        869        875                                     6        869        875

------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:   Total cost of service will equal for associate and  nonassociate companies the total amount billed under their separate  analysis of billing schedules.

------------------------------------------------------------------------------------------------------------------------------
  TOTAL EXPENSES                 =   423,345    180,898    604,243     5,308     $111    5,419   428,653    181,009    609,662
                                     -------    -------    -------     -----      ---    -----   -------    -------   --------
  COMPENSATION FOR USE OF EQUITY
    CAPITAL                      =   -------    -------    -------     -----      ---    -----   -------    -------   --------
430 INTEREST ON DEBT TO ASSOC.
      COMPANIES                  =     2,663                 2,663                                 2,663                 2,663
                                     -------    -------    -------     -----      ---    -----   -------    -------   --------
    TOTAL COST OF SERVICE        =  $426,008   $180,898   $606,906    $5,308     $111   $5,419  $431,316   $181,009   $612,325
------------------------------------------------------------------------------------------------------------------------------



                                                                                                          24


                                             ANNUAL REPORT OF GPU SERVICE, INC.
                                                              -----------------
                                            For the Year Ended December 31, 2000
                                                               -----------------
-------------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE XVII
                                                        -------------
                                              SCHEDULE OF EXPENSE DISTRIBUTION
                                              --------------------------------
                                                             BY
                                               DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------------------------------------------------------

                                                                        DEPARTMENT OR SERVICE FUNCTION
                                                   ----------------------------------------------------------------------------
                                                    PROVIDE         MANAGE                            PROVIDE          MANAGE
                                          TOTAL     CUSTOMER       FINANCIAL        DELIVER           SUPPORT          ENERGY
DESCRIPTION OF ITEMS                     AMOUNT     SERVICE       PERFORMANCE        ENERGY          RESOURCES          RISK
-------------------------------------------------------------------------------------------------------------------------------

920    SALARIES AND WAGES                $361,316     $ 62,435       $ 21,443        $ 72,347          $ 76,352         $ 8,768
921    OFFICE SUPPLIES & EXPENSES          93,212        3,828          5,159          25,359           (41,610)           (276)
922    ADMINISTRATIVE EXPENSE
         TRANSFERRED - CREDIT
923    OUTSIDE SERVICES EMPLOYED           40,536        8,832          1,189          (9,231)           11,196           2,688
924    PROPERTY INSURANCE                     262                                                           162
925    INJURIES AND DAMAGES                 5,570                                           1             1,455
926    EMPLOYEE PENSIONS & BENEFITS        52,350        7,961          8,003          22,344             8,285           1,036
928    REG. COMMISSION EXPENSE
930.1  GENERAL ADVERTISING EXPENSE          1,178                         (48)             (9)               (3)
930.2  MISC. GENERAL EXPENSES               1,732           70           (141)            (20)              917              (6)
931    RENTS                                6,569                                      (4,052)           14,480
932    MAINTENANCE OF STRUCTURES
         & EQUIPMENT                        2,755                         (31)            (35)              823
403    DEPRECIATION & AMORTIZATION
         EXPENSE                            5,048                       2,069                                88
408    TAXES OTHER THAN INCOME TAXES       30,350        4,098          1,018          13,735             8,841             406
409    INCOME TAXES                       (13,874)                     (4,228)
410    PROVISION FOR DEFERRED
         INCOME TAXES                      21,158                       6,440
411    PROVISION FOR DEFERRED
         INCOME TAXES - CREDIT             (6,786)                     (2,061)
411.5  INVESTMENT TAX CREDIT
426.1  DONATIONS                            1,824           10          1,691                                 2
426.5  OTHER DEDUCTIONS                     4,062           22          1,642             602                79
427    INTEREST ON LONG-TERM DEBT           1,525                         654
430    INTEREST ON DEBT TO
       ASSOCIATE COMPANIES                  2,663                       2,663
431    OTHER INTEREST EXPENSE                 875           13            360              (2)                7              33

-------------------------------------------------------------------------------------------------------------------------------

INSTRUCTION:   Indicate each  department  or service  function.
              (See  Instruction  01-3  General   Structure  of
               Accounting System: Uniform System Account)

-------------------------------------------------------------------------------------------------------------------------------
     TOTAL EXPENSES                      $612,325     $ 87,269       $ 45,822        $121,039          $ 81,074         $12,649
-------------------------------------------------------------------------------------------------------------------------------




                                                                                                         25


                                              ANNUAL REPORT OF GPU SERVICE, INC.
                                                               -----------------
                                             For the Year Ended December 31, 2000
                                                                -----------------
----------------------------------------------------------------------------------------------------------------------------------
                                                         SCHEDULE XVII
                                                         -------------
                                               SCHEDULE OF EXPENSE DISTRIBUTION
                                               --------------------------------
                                                              BY
                                                DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------

                                                     DEPARTMENT OR SERVICE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     SERVICE BILL TO
                                               CORPORATE                                               BALANCE SHEET
ACCOUNT                        PRESIDENT-      FINANCIAL    CORPORATE    CORPORATE    GOVERNANCE         INCLUDING
NUMBER   TELECOMMUNICATION     OPERATION     PERFORMANCE      LEGAL       AFFAIRS      EXECUTIVE       CAPITAL PROJECT
-----------------------------------------------------------------------------------------------------------------------

920           $  6,201         $  5,703        $ 10,698      $ 8,058       $3,985        $3,135           $ 82,191
921             (2,835)            (578)            475          527          240            51            102,872
922

923                924            2,145           2,014        4,728        1,781           334             13,936
924                  5                               81                        14
925                 37                               79           (9)        (143)                           4,150
926                549              588           1,664        1,104          475           341
928
930.1                              (323)              3                        19                            1,539
930.2               (3)              (7)             17         (110)          (2)           (3)             1,020
931                 88              (85)         (3,377)      (4,497)      (2,990)         (441)             7,443
932                 68                                             6                          1              1,923

403                                               2,891

408                224              234           1,067          439          177           135                (24)
409                                              (9,646)
410                                              14,718

411                                              (4,725)

411.5
426.1                                                             25           96
426.5                                                 1        1,716
427                                                 871
430

431                                  37             188           98            5           136
-----------------------------------------------------------------------------------------------------------------------
TOTAL         $  5,258         $  7,714        $ 17,019      $12,085       $3,657        $3,689           $215,050
-----------------------------------------------------------------------------------------------------------------------





                                                                                      26

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------
------------------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------
                                   ACCOUNT 920
------------------------------------------------------------------------------------------

                                          DEPARTMENTAL SALARY EXPENSE
                                     -------------------------------------------  NUMBER
NAME OF DEPARTMENT                              INCLUDED IN AMOUNTS BILLED TO    PERSONNEL
------------------                            ---------------------------------- ---------
Indicate each department             TOTAL     PARENT    OTHER          NON       END OF
or service function.                 AMOUNT   COMPANY  ASSOCIATES    ASSOCIATES   YEAR
------------------------------------------------------------------------------------------

Provide Customer Service           $ 62,435 $    -      $ 62,435      $  -        1,087

Manage Financial Performance         21,443       1       21,442         -          207

Deliver Energy                       72,347      -        72,347         -        2,436

Provide Support Resources            76,352      15       76,337         -          894

Manage Energy Risk                    8,768      -         8,768         -          104

Telecommunication                     6,201       5        6,196         -           21

President - Operations                5,703      -         5,703         -           37

Corporate Financial Performance      10,698   2,683        8,015         -           90

Corporate Legal                       8,058     658        7,400         -           80

Corporate Affairs                     3,985     483        3,502         -           31

Governance Executive                  3,135     596        2,539         -            7

Service bill to Balance Sheet
including Capital Project            82,191      -        82,191         -           -

                                    -------   -----      -------        ---       -----
                   TOTAL           $361,316  $4,441     $356,875      $  -        4,994
                                    =======   =====      =======        ===       =====


-------------------------------------------------------------------------------

                                                                        27
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------
                                                           RELATIONSHIP
                                                           ------------
                                                          "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE     "NA"= NON      AMOUNT
                                                           ASSOCIATE
--------------------------------------------------------------------------------

Legal

  Fried, Frank, Harris,       Legal services related to             NA   $1,738
    Shriver and Jacobson      FirstEnergy merger and MYR
                              Acquisition issues

Saul, Ewing, Remick and Saul  Legal services related to             NA      740
                              Dover gas litigation

Berlack, Israels & Liberman   Legal services related to Sithe       NA      564
                              And TMI buyer/seller agreements,
                              securitization financing of stranded
                              costs and MYR acquisition

Thelen, Reid, and Priest LLP  Legal services related to             NA      500
                              FirstEnergy Merger, Common Stock
                              Financings, Debenture program,
                              MYR acquisition and other
                              miscellaneous corporate legal
                              services

Carter, Ledyard & Milburn     Legal services related to pension     NA      249
                              and benefit issues, TMI buyer/seller
                              agreements and Oyster Creek
                              incremental costs

Swidler, Berlin, Shereff,     Legal services related to             NA      222
   and  Friedman LLP          FirstEnergy Merger, Telergy and
                              Fiber Venture

Gradient Corporation          Legal services related to Dover       NA      215
                              Gas Litigation Reserve

Lek Consulting                Legal services related to             NA      149
                              Market Assessment

Ballard, Spahr, Andrews       Legal services related to VEBA        NA      145
   & Ingersoll                funding, benefit issues and other
                              miscellaneous corporate matters

Stier, Anderson and Malone    Legal services related to GPUS        NA      119
                              Internal Audit

150 Others (Under $100,000)                                                 365
                                                                          -----
              Sub-total                                                  $5,006
                                                                         ======

                                                                          27A
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                           RELATIONSHIP
                                                           ------------
                                                           "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE      "NA"= NON      AMOUNT
                                                            ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services
---------------------------

Goldman Sachs & Company       Financial advisory services rendered   NA  $ 5,339
                              pursuant to corporate restructuring
                              in regards to the sale of generation
                              facilities

Accenture                     Consulting Services related to         NA    3,934
                              Information Technology Utility
                              Consortium, Information Technology
                              Capital Project Strategic Initiatives

OSI Outsourcing Debt          Collection services                    NA    3,930
  Services, Inc.


TUI Consulting                Project Enterprise customer care       NA    2,349
                              configuration, testing, and monitoring


Manpower International, Inc.  Temporary personnel services for       NA    2,278
                              IT client services, application
                              support for internal services, client
                              services, bill printing services,
                              mail services, reprographic services,
                              youth safety programs, environmental
                              auditing, and divestiture activities

PriceWaterhouseCoopers LLP    Actuarial and consulting services      NA    1,396
                              regarding the GPU retirement
                              and benefit plans, training
                              seminars, accounting and tax
                              advisory services in relation
                              to Homer City divestiture, and
                              financial statement audit services

SAP America, Inc.             Project Enterprise system hardware,    NA    1,372
                              testing, and monitoring, education
                              and training, change leadership,
                              and communications

                                                                            27B

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                          RELATIONSHIP
                                                          ------------
                                                         "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE    "NA"= NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)
------------------------------------

Deloitte &           Project Enterprise configuration,            NA    1,034
 Touche LLP          testing, and monitoring, manual data
                     conversion, training, change
                     leadership, communications, and
                     employee development

Chris Talarico       Personnel placement services for             NA      880
& Associates         customer relations, WARM solicitation,
                     distribution management center,
                     project enterprise customer care,
                     Year 2000 compliance, and various
                     facilities, infrastructure, and
                     administrative assistance services

Teknecon, Inc.       Energy risk management system                NA      719
                     development advisory services

Ajilon               Information technology services for          NA      638
                     Amergen and Sithe divestitures

Geographic           Consulting services in connection with       NA      599
   Information       upgrade of GIS and Outage management
   Technology

Brattle Group        Economic, Environmental and                  NA      572
                     Management Control Services

Utility Management   Charter team consulting associated           NA      539
   Services  Group   with leading change Phase II

Equifax Credit       Stockholder relation matters, and            NA      523
   Information SVC   credit information services in
                     connection with positive ID and
                     information exchange regarding
                     Revenue assurance

                                                                          27C

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                         RELATIONSHIP
                                                         ------------
                                                         "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE    "NA"= NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)
------------------------------------

McKinsey &           Consulting services in connection           NA         480
  Company Inc.       with Project Fast Lane Strategic
                     Planning

Sagent Technology    On-site consulting and training             NA         375
  Inc.               services for data movement and
                     data access server software, weblink
                     server software, administration tool
                     server software, automation tool
                     server software, design and
                     information studio software "seats",
                     and software annual maintenance

Organic Inc.         Internet Strategy Consulting services       NA         347

Strategos            Consulting services in connection           NA         345
                     With Vision & Business Strategy

Cook Hurlbert Inc.   Design Modification services related        NA         330
                     to CH Expert Designer software

The As-One           Provide Consulting services on              NA         325
  Group Ltd.         Inspired leadership and coaching

Environmental        Provide transportation, storage and         NA         309
  Protection         repair services in connection with
   Services          PCB disposal, transformer repairs,
                     breaker replacements, and substation
                     malfunctions and retirements

Cyberstar L. P.      Satellite air time for interactive and      NA         304
                     distance    learning,    network
                     management  and  maintenance  of
                     one   touch   equipment,   media
                     transmission  services,  and Y2K
                     testing of one touch systems.

                                                                           27D

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                          RELATIONSHIP
                                                          ------------
                                                          "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE     "NA"= NON      AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)
------------------------------------

Marc Fruchter        Air Charter Services                           NA      275
Aviation, Inc.
Hewitt               Consultant services related to                 NA      267
  Associates LLC     Executive Compensation

John R. Santee       Telecommunication service in                   NA      263
                     Connection with data premise
                     wiring, DMC voice equipment
                     wiring, IT services for SAS PC
                     support, PC/LAN technical services,
                     and voice communications

The Working Data     Outbound survey processing,                    NA      253
Group                outbound mail, return mail,
                     return survey processing, and
                     data entry services performed
                     in relation to a comprehensive
                     customer satisfaction survey

Gartner Group, Inc.  Consulting services in connection              NA      247
                     with Information Technology

Electric Power       Installation and configuration                 NA      221
 Research Institute  services related to PAM and MRA
                     For GPU Energy business applications

Jaeger Consulting    Consulting services in leading change          NA      214

Rutgers, The State   Research for advanced weather and              NA      211
  University         climate studies

                                                                            27E
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                          RELATIONSHIP
                                                          ------------
                                                          "A"= ASSOCIATE
FROM WHOM PURCHASED   TYPE OF SERVICE/LARGEST INVOICE     "NA"= NON      AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)
------------------------------------

Twenty-First Century Live agent system programming and              NA      200
    Communications   set-up services, high volume
                     call answering system subscription
                     fee, programming costs to support
                     system changes

First National       AON consulting services in                     NA      198
  Bank of  Chicago   connection with GPU health care
                     trust services and employee
                     savings retirement planning
                     services

CSI International,   Janitorial Services                            NA      190
 Inc.

Heidrick &           Executive search services                      NA      179
 Struggles, Inc.

Ned Tannebaum and    Executive search assignment for                NA      179
    Partners         Executive Vice President of
                     Diversified Holdings

Nantmeal Consulting  Project enterprise consulting                  NA      174
    Services, Inc.   services, and system testing
                     and monitoring

The AYCO Company     Professional Services related to               NA      173
                     Employee benefits

Utility Services     Restructuring and alternative                  NA      159
 Corp.               supplier interface consulting
                     services

Bowne Publishing     Publishing services related to MYR             NA      158
   Division          offer to purchase

                                                                            27F
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                        RELATIONSHIP
                                                        ------------
                                                       "A"= ASSOCIATE
FROM WHOM PURCHASED  TYPE OF SERVICE/LARGEST INVOICE  "NA"= NON          AMOUNT
                                                       ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)

Partners in          Design Services related to GPU                 NA      155
   Change, Inc.      Energy Corporate University

Dollar Energy        Dunning services                               NA      155
  Fund, Inc.

Ericsson, Inc.       System Maintenance services                    NA      148
                     related to EDACS

Elliot Affiliates,   Provide services to develop and                NA      144
   Ltd.              administer a quality management
                     program related to janitorial
                     services

Spherion             Temporary staffing services                    NA      143

PDG, Inc.            Services related to asbestos                   NA      121
                     abatement and vinyl floor removal

Bjorge &             Provide employee development training          NA      119
  Associates, Inc.   on ABS hydraulic systems, welding
                     and other subjects

Ogilvy Public        Public Relations services                      NA      115
  Relations Worldwide

Smallworld           Services related to upgrade of GIS             NA      107
  systems, Inc.      and Outage management

Stacey Brown         Consultant services for Strategic              NA      105
                     Talent Assessments

Eagles Talent        Guest speaker services for company             NA      105
 Connection, Inc.    meetings

                                                                            27G
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                       RELATIONSHIP
                                                       ------------
                                                       "A"= ASSOCIATE
FROM WHOM PURCHASED  TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON         AMOUNT
                                                       ASSOCIATE
--------------------------------------------------------------------------------

Other Professional Services (Cont'd)
------------------------------------
3,152 Others (Under $100,000)                                             1,635
                                                                         ------

                      Sub-total                                         $35,530
                                                                         ------








                      Grand Total                                       $40,536
                                                                         ======

--------------------------------------------------------------------------------

                                                                            28
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------
                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS:   Provide a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.


              DESCRIPTION                                                AMOUNT
-------------------------------------------------------------------------------


              EMPLOYEE SAVINGS PLAN                                     $ 9,029

              GROUP LIFE INSURANCE                                        1,456

              HOSPITAL, SURGICAL, MEDICAL & DENTAL INSURANCE             28,937

              LONG TERM DISABILITY                                        2,804

              OPEB HEALTH INSURANCE                                      20,846

              OPEB LIFE INSURANCE                                         7,775

              PENSION PLANS                                             (25,880)

              RELOCATION                                                  1,904

              SICK LEAVE                                                    148

              VACATION                                                    3,934

              OTHER BENEFITS                                              1,397



                                                                         ------
                                                           TOTAL        $52,350
                                                                         ======

--------------------------------------------------------------------------------

                                                                            29
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES
                          ----------------------------
                                  ACCOUNT 930.1
                                  -------------
 -------------------------------------------------------------------------------


INSTRUCTIONS:         Provide a listing of the amount included in Account 930.1,
                      "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


--------------------------------------------------------------------------------
    DESCRIPTION                                 NAME OF PAYEE            AMOUNT
--------------------------------------------------------------------------------


Newspapers, periodicals,    Brushfire Inc.                                $ 757
  billboards, radio, etc.   Berks Arts Council                              115
                            Expansion Management                             34
                            Verizon Directories Corp                         29
                            Sprint Yellow Pages                              25
                            Conway Data Inc.                                 20
                            Gail Eagle Associates                            17
                            XL Video (UK) LTD                                16
                            Yellow Book                                      14
                            Atlantic Publication Group, Inc.                 12
                            Penton Media                                     11
                            The Star Ledger                                  10
                            Verizon PA                                        9
                            Cherbo Publishing Group                           9
                            Halcyon Business Publications, Inc.               8
                            NJ Chamber of Commerce                            6
                            Gannett NJ Newspapers                             6
                            Interspace Services, Inc.                         6
                            Group C Communications Inc.                       5
                            NJN Public Television and Radio                   5
                            Ballantyne Ross Ltd.                              5
                            It's Showtime                                     5
                            Nacore International                              5
                            Berks Talkline                                    3
                            Journal Publications                              3
                            Other (70 payees under $3,000)                   53

Fees and expenses of        Erie Seawolves                                   17
 advertising agencies and   Holt & Ross Inc.                                  6
 commercial artists         Bachleda Advertising                              4
                            Other (15 payees under $3,000)                   21

                                                                            29A
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES
                          ----------------------------
                                  ACCOUNT 930.1
--------------------------------------------------------------------------------


INSTRUCTIONS:       Provide a listing of the amount included in Account 930.1,
                    "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


--------------------------------------------------------------------------------
  DESCRIPTION                 NAME OF PAYEE                              AMOUNT
--------------------------------------------------------------------------------



Printing of booklets,       Other (6 payees under $3,000)                    8
 bulletins, etc.


Supplies and expenses in    Harrisburg Marriott                             27
  preparing advertising     Liberty Science Center                          15
  materials                 Freedom House                                   13
                            Altoona Bicycle Club                            10
                            Doneckers                                        8
                            Colonial Country Club                            5
                            Trade Commerce                                   4
                            Hershey Entertainment & Resort Co                3
                            Other (38 payees under $3,000)                (151)



                                                                         -----
                                          TOTAL                         $1,178
                                                                         =====

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2
--------------------------------------------------------------------------------

INSTRUCTIONS:      Provide a listing of the amount  included in Account 930.2,
                   "Miscellaneous General Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by Section  321 (b) (2) of the  Federal  Election  Campaign
                   Act,  as amended  by Public Law 94-283 in 1976 (2  U.S.C.S.
                   441 (b) (2) shall be separately classified.
--------------------------------------------------------------------------------


              DESCRIPTION                                              AMOUNT
--------------------------------------------------------------------------------

              Dues & Memberships                                        $1,657

              Legal Settlement                                              23

              Licenses, Permits & Registration                              48

              Directors' Fees and Expenses                                   4







                                                                         -----
               TOTAL                                                    $1,732
                                                                         =====
--------------------------------------------------------------------------------

                                                                           31
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                      RENTS
                                      -----
                                   ACCOUNT 931
                                   -----------
--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount  included  in Account  931,
                     "Rents",  classifying  such expenses by major  groupings of property,  as  defined  in the  account  definition  of the
                     Uniform System of Accounts.
--------------------------------------------------------------------------------

              TYPE OF PROPERTY AMOUNT
--------------------------------------------------------------------------------
              BUILDINGS                                               $3,730

              DUPLICATING EQUIPMENT                                      661

              AUTOMOBILES                                                 17

              STORAGE                                                    123

              MAILING EQUIPMENT                                           30

              LICENSES & PC SOFTWARE                                     107

              TELECOMMUNICATIONS SYSTEM                                   45

              MISCELLANEOUS                                            1,856


                                                                       -----
                                    TOTAL                             $6,569
                                                                       =====

--------------------------------------------------------------------------------

                                                                          32
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES
                          -----------------------------
                                   ACCOUNT 408
                                   -----------
--------------------------------------------------------------------------------

INSTRUCTION:  Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------
                     T Y P E  O F  T A X                              AMOUNT
-------------------------------------------------------------------------------

  (1) OTHER THAN U.S. GOVERNMENT TAXES
      --------------------------------

             Local Real Estate
                                       - Pennsylvania                $   535

             Unemployment Insurance
                                       - New Jersey                      706
                                       - Pennsylvania                    992
                                       - Washington, D.C.                  3

             Sales & Use
                                       - New Jersey                        1
                                       - Pennsylvania                     14
                                                                       -----

                                       Sub Total                       2,251
                                                                      ------


    (2) TAXES - U.S. GOVERNMENT
        -----------------------

               Federal Unemployment Insurance                            367

               FICA                                                   27,732
                                                                      ------

                                       Sub Total                      28,099
                                                                      ------




                                       TOTAL                         $30,350
                                                                      ======

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                    DONATIONS
                                    ---------
                                  ACCOUNT 426.1
--------------------------------------------------------------------------------

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------
NAME OF RECIPIENT                    PURPOSE OF DONATION                 AMOUNT
--------------------------------------------------------------------------------

United Way                           Community Charities                $  305
Boy Scouts of America                Community Charities                     3
South George Street Community        Community Charities                     5
Salvation Army                       Community Charities                     4
Downtown Lewistown Inc.              Community Charities                     5
Howell Township PBA Local 228        Community Charities                     3
NJ Chamber of Commerce Foundation    Community Services                      5
Berks Talkline                       Community Services                      3
County of Berks                      Community Services                     10
GPU Foundation*                      Community Services                  1,052
Northeast Energy Services Inc.       Community Services                     37
Concord Engineering Group Inc.       Community Services                     53
Northeast Energy Efficiency          Community Services                     72
United Arts Fund Drive               Cultural Development                    4
Junior Achievement                   Cultural Development                   15
Summit Speech School                 Education                               5
Fairleigh Dickinson University       Education                               5
Centenary College                    Education                              11
Manasquan Board of Education         Education                               6
Towanda Memorial Hospital            Health Services/Hospitals               5
Reading Emergency Shelter            Health Services/Hospitals               3

Various organizations                Community Services                      9
     (Office property)

Various Organizations                Community Services
     (Under $3,000)  & Education                                           204
                                                                         -----
                                                 TOTAL                  $1,824
                                                                         =====

* The GPU Foundation's mission is to make contributions to qualified non profit organizations to improve the quality of life for people who live in GPU's service territory.


--------------------------------------------------------------------------------

                                                                        34
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                OTHER DEDUCTIONS
                                ----------------
                                  ACCOUNT 426.5
                                  -------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


--------------------------------------------------------------------------------
    D E S C R I P T I O N          NAME OF PAYEE                      AMOUNT
--------------------------------------------------------------------------------

Merchandising, Jobbing and         Primarily Meter Readings              616
Contract Work Expenses             And Maintenance Agreement
                                   Costs

Lobbying Expenses                  Primarily Employee Wages            3,415
                                   and Expenses

Miscellaneous                      Various organizations                  31



                                                                       -----
                              TOTAL                                   $4,062
                                                                       =====


--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII
                                 --------------
                          NOTES TO STATEMENT OF INCOME
                          ----------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important  notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


         On May 6, 1998, GPU, Inc. ("GPU") and the GPU Energy companies filed an Application on Form U-1 (SEC File No. 070-09201) seeking Securities and Exchange Commission ("SEC") approval for the GPU Energy companies to enter into a new services agreement ("New Services Agreement") with GPU Service, Inc. ("GPUS") (Amendment No. 4 to SEC File No. 070-09201, dated as of January 22, 1999, essentially replaces the original May 6, 1998 filing). The New Services Agreement, would, among other things, permit GPUS to perform expanded services on behalf of the GPU Energy companies as set forth in the Application. Although GPU and the GPU Energy companies are still awaiting an SEC order with respect to this Application, the expanded service company approach has already been implemented, effective January 1, 1999.

         As a result of the expanded service company approach, substantially all of the GPU Energy companies' personnel, including the union personnel, were transferred to GPUS, effective January 1, 1999. For this purpose, GPUS has created an Operations Division, which includes substantially all of the employees of the GPU Energy companies who were transferred to GPUS. The Operations Division was further reorganized in 1999 from a function-based organization to one based on core business processes. The personnel involved in corporate, treasury, legal, accounting and certain other functions continue to perform these same corporate services in what has become the Governance Division within GPUS. The purchasing and inventory functions for the transmission and distribution business were also assumed by GPUS, such that equipment and materials are acquired and inventoried by GPUS and sold to the appropriate GPU Energy company, at cost, as and when needed.

         In their Application, GPU and the GPU Energy companies sited various business reasons that led them to implement this expanded service company approach. The Application identifies the need to replace most of the existing information systems due in part to the Year 2000 issue and customer choice legislation enacted in New Jersey and Pennsylvania (GPU and the GPU Energy companies determined that it would be in their best interest and the best interests of their customers to purchase and install SAP enterprise software). In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, GPU and the GPU Energy companies concluded that it was necessary to formally combine their human, technical, material and operational resources into a single service company entity. GPU and the GPU Energy companies believe the expanded service company approach allows for the most effective use of the new integrated information system and minimizes the need for costly and complex customization of the core components of the SAP system.
--------------------------------------------------------------------------------

                                                                             36
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                               ORGANIZATION CHART
                               ------------------
--------------------------------------------------------------------------------

            |  BOARD OF DIRECTORS                                  |
            |------------------------------------------------------|
            |  Chairman, President & CEO                           |
             ------------------------------------------------------|
               |  Governance                                       |
               |---------------------------------------------------|
               |     |   Executive Vice President &                |
               |     |      General Counsel                        |
               |     |---------------------------------------------|
               |     |    | Corporate Secretary                    |
               |     |    |----------------------------------------|
               |     |    | Corporate Legal Services               |
               |     |    |----------------------------------------|
               |     |    | Government Affairs                     |
               |     |    |----------------------------------------|
               |     |    | Regulatory Policies                    |
               |     |    |----------------------------------------|
               |     |    | Internal Auditing                      |
               |     |     ----------------------------------------|
               |     |   Executive Vice President &                |
               |     |      Chief Financial Officer                |
               |     |---------------------------------------------|
               |     |    | Accounting, Taxes and Budgets &        |
               |     |    |  Financial Analysis                    |
               |     |    |----------------------------------------|
               |     |    | Treasury                               |
               |     |     ----------------------------------------|
               |     |    | Strategic Initiatives                  |
               |     |     ----------------------------------------|
               |     |   Executive Vice President-Corporate Affairs|
               |     |---------------------------------------------|
               |     |    | Communications                         |
               |     |    |----------------------------------------|
               |     |    | Corporate Compensation & Benefits      |
               |     |    |----------------------------------------|
               |     |    | HR Strategic Planning                  |
               |     |     ----------------------------------------|
               |     |   Executive Vice President -                |
               |     |      International Operations               |
               |      ---------------------------------------------|
               |  President-Operations                             |
                ---------------------------------------------------|
                     |  Provide Customer Service                   |
                     |---------------------------------------------|
                     |  Manage Financial Performance               |
                     |---------------------------------------------|
                     |  Deliver Energy                             |
                     |---------------------------------------------|
                     |  Provide Support Resources                  |
                     |---------------------------------------------|
                     |  Manage Energy Risk                         |
                     |---------------------------------------------|
                     |  Telecommunications                         |
                      ---------------------------------------------


-------------------------------------------------------------------------------

                                                                          37
                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------

--------------------------------------------------------------------------------


   1.    Multiple Factor:
         ---------------

         The average of the following three factors:

         A.   Gross Distribution Plant at Year-End
         B.   Energy Sales (MWH) to Ultimate Customers
         C.   O & M Expense, Excluding Purchased Power

   2.    Three (3) Factor:
         ----------------

         Multiple factor billed to Jersey Central Power & Light Company, Pennsylvania Electric Company, and Metropolitan Edison Company.

   3.    Direct Payroll Cost Ratio Factor:
         --------------------------------

         This factor is based on the amount of payroll and payroll overheads directly charged to individual GPU System Companies as a percent of the total payroll and payroll overheads charged to all GPU System Companies including non-utility subsidiaries.



   Each cost center is assigned one of the above factors for allocating indirect costs to groups of associated companies. The allocation factor is based upon each cost center's type of work and is reviewed annually.

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                       ------------------

                      For the Year Ended December 31, 2000
                                         -----------------


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
        ----------------------------------------------------------------
--------------------------------------------------------------------------------


                                      NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------

--------------------------------------------------------------------------------
                               VENTURE DISCLOSURES
                           --------------------------
--------------------------------------------------------------------------------


            LICENSING OF COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES
            ---------------------------------------------------------

       Pursuant to the provisions contained in Securities and Exchange Commission (SEC) Order dated August 29, 1990 for SEC File No. 70-7675, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1999 for activities related to the licensing of computer programs to non-associated companies.

                      LEASING OF RESERVE COMPUTER CAPACITY
                      ------------------------------------

       Pursuant to the provisions contained in SEC Order dated November 27, 1991 for SEC File No. 70-7841, GPU Service, Inc. received revenues during 1999 from Consumers Water Company, a non-associated company, for reserve computer capacity. These revenues are shown separately on page 22 of this report.

            LICENSING OF AUTOMATED MATERIALS MANAGEMENT SYSTEM (AMMS)
            ---------------------------------------------------------
                  COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES
                  --------------------------------------------

       Pursuant to the provisions contained in SEC Order dated December 3, 1991 for SEC File No. 70-7871, GPU Service, Inc. did not receive AMMS licensing revenues during 1999.

                      SERVICES TO NON-AFFILIATED UTILITIES
                    -- -------------------------------------

       Pursuant to the provisions contained in SEC Order dated November 5, 1996 for SEC File No. 70-8805, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1999 for activities related to the provision of services to non-affiliated utilities.

                         ENTRY INTO NON-UTILITY BUSINESS
                      -- --------------------------------

       Pursuant to the provisions contained in SEC Order dated August 16, 1996 for SEC File No. 70-8817, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1999 for activities related to the entry into non-utility business.

                       ANNUAL REPORT OF GPU SERVICE, INC.
                                        -----------------

                      For the Year Ended December 31, 2000
                                         -----------------




                                SIGNATURE CLAUSE

                    Pursuant to the  requirements  of the Public Utility Holding
            Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                            GPU SERVICE, INC.
                                  -------------------------------------------
                                      (Name of Reporting Company)

                                  By: /s/ P. R. Chatman
                                     ----------------------------------------
                                      (Signature of Signing Officer)

                                  P. R. Chatman, Assistant Comptroller
                                  -------------------------------------------
                                  (Printed Name and Title of Signing Officer)


            Date:  May 1, 2001
                  ----------------